Exhibit 99.2

Kansas
Entertainment, LLC

Financial Statements for the
Years Ended June 30, 2019, 2018, and 2017 and
Independent Auditors’ Report

KANSAS ENTERTAINMENT, LLC

INDEPENDENT AUDITORS’ REPORT
Members of Kansas Entertainment, LLC:
We have audited the accompanying financial statements of Kansas Entertainment, LLC (the “Company”), which comprise the balance sheets as of June 30, 2019, 2018, and 2017, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas Entertainment, LLC as of June 30, 2019, 2018, and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
August 30, 2019, except for Note 6, as to which the date is February 27, 2020

KANSAS ENTERTAINMENT, LLC
BALANCE SHEETS

	As of June 30,
(In thousands)	2019	2018	2017
Assets
Current assets
Cash and cash equivalents	$14,367	$11,686	$11,034
Receivables	3,407	2,995	2,520
Prepaid maintenance	383	398	286
Prepaid marketing	102	153	62
Prepaid other	2,490	2,458	2,420
Inventory	411	389	427
Total current assets	21,160	18,079	16,749
Property and equipment, net	129,156	136,679	144,995
Other intangible assets	25,000	25,000	25,000
Other assets	197	197	198
Total assets	$175,513	$179,955	$186,942

Liabilities and Members' Equity
Current liabilities
Accounts payable	$3,487	$3,824	$3,127
Gaming, property, and other taxes	5,514	5,013	4,742
Accrued expenses	3,223	3,621	2,812
Accrued gaming expenses	1,346	991	1,066
Accrued players club	2,222	1,468	1,565
Accrued payroll and related	468	722	1,146
Chip liability	197	485	447
Other current liabilities	142	130	120
Total current liabilities	16,599	16,254	15,025
Commitments and Contingencies (Note 4)
Members' Equity
Capital	296,717	296,717	296,717
Accumulated deficit	(137,803)	(133,016)	(124,800)
Total members’ equity	158,914	163,701	171,917
Total liabilities and members’ equity	$175,513	$179,955	$186,942
See accompanying notes to the financial statements.

KANSAS ENTERTAINMENT, LLC

STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
(In thousands)	2019	2018	2017
Revenue
Gaming revenue	$145,750	$148,713	$144,394
Food, beverage, and other	13,408	14,014	13,874
Total revenue	159,158	162,727	158,268
Less promotional allowances	—	(5,369)	(5,326)
Net revenue	159,158	157,358	152,942

Operating expenses
Gaming	60,843	60,191	58,996
Food, beverage and other	11,293	11,593	11,431
General administrative	27,934	30,973	30,106
Depreciation	8,966	10,317	16,742
Total operating expenses	109,036	113,074	117,275
Net income	$50,122	$44,284	$35,667
See accompanying notes to the financial statements.

KANSAS ENTERTAINMENT, LLC

STATEMENTS OF MEMBERS' EQUITY

(In thousands)	Capital	Accumulated Deficit	Total
Balance as of June 30, 2016	$296,717	$(109,567)	$187,150
Net income	—	35,667	35,667
Distributions to members	—	(50,900)	(50,900)
Balance as of June 30, 2017	296,717	(124,800)	171,917
Net income	—	44,284	44,284
Distributions to members	—	(52,500)	(52,500)
Balance as of June 30, 2018	296,717	(133,016)	163,701
Cumulative-effect of adoption of ASC 606	—	(609)	(609)
Net income	—	50,122	50,122
Distributions to members	—	(54,300)	(54,300)
Balance as of June 30, 2019	$296,717	$(137,803)	$158,914
See accompanying notes to the financial statements.

KANSAS ENTERTAINMENT, LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
(In thousands)	2019	2018	2017
Operating activities
Net income	$50,122	$44,284	$35,667
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,966	10,317	16,742
(Gain) loss on disposal of fixed assets	(20)	39	26
Change in assets and liabilities:
(Increase) decrease in assets:
Receivables	(412)	(475)	(773)
Prepaid expenses	33	(241)	24
Inventory	(22)	38	(6)
Other assets	—	1	—
(Decrease) increase in liabilities:
Accounts payable	(337)	697	(300)
Gaming, property, and other taxes	501	271	549
Accrued expenses	(151)	213	1,192
Other current liabilities	(276)	48	(150)
Net cash provided by operating activities	58,404	55,192	52,971
Investing activities
Expenditures for property and equipment	(1,442)	(2,041)	(2,013)
Proceeds from sale of property and equipment	19	1	16
Net cash used in investing activities	(1,423)	(2,040)	(1,997)
Financing activities
Distributions to members	(54,300)	(52,500)	(50,900)
Net cash used in financing activities	(54,300)	(52,500)	(50,900)
Net increase in cash and cash equivalents	2,681	652	74
Cash and cash equivalents at the beginning of the year	11,686	11,034	10,960
Cash and cash equivalents at the end of the year	$14,367	$11,686	$11,034
See accompanying notes to the financial statements.

KANSAS ENTERTAINMENT, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2019, 2018 AND 2017
1. Business and Basis of Presentation
Kansas Entertainment, LLC (the “Company”) is a limited liability company, which is 50% owned by Penn Hollywood Kansas (“PHK”), a subsidiary of Penn National Gaming, Inc. (“Penn”), with the remaining 50% owned by Kansas Speedway Development Corporation (“KSDC”), a subsidiary of Kansas Speedway Corporation (KSC), a subsidiary of International Speedway Corporation (ISC). The Company is organized and operates as one operating segment. PHK, as the managing member, is responsible for running the day-to-day operations of the Company. However, as defined in the limited liability company agreement, PHK may not take any action without the prior written consent of KSDC with respect to any major action. Major actions consist of various significant actions such as, but not limited to, approving or modifying annual operating budgets, declaring or paying a dividend or distribution (including determining the amount and timing of such dividend or distribution), approving any agreement with an affiliate of any member, the admission of additional members to the Company, incurring debt obligations, and the retention or dismissal of certain executive positions of the Company.
The Company was established to develop and operate a Hollywood-themed entertainment destination facility overlooking Turn 2 at Kansas Speedway in the North East Gaming Zone in Wyandotte County, Kansas, which opened for business on February 3, 2012.
In December 2009, the Company was selected by the Kansas Lottery Gaming Facility Review Board to develop and operate a facility in the North East Gaming Zone in Wyandotte County, Kansas, and in February 2010, the Company received the final approval under the Kansas Expanded Lottery Act, along with its gaming license from the Kansas Racing and Gaming Commission, to proceed with the development of its facility. The Company entered into a 15-year management contract (which expires in February 2027) with the Kansas Lottery to develop, construct, and operate the facility. The management contract can be renewed by the Kansas Lottery with the Company at substantially the same terms and conditions, and is expected to be renewed indefinitely assuming the Company maintains the appropriate licensing requirements established by the Kansas Lottery.
The facility features a 95,000 square foot casino with approximately 2,000 slot machines, 41 table games and 12 poker tables, a 1,253-space parking structure, as well as a variety of dining and entertainment amenities. PHK and KSDC shared equally in the cost of developing and constructing the facility.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.
2. Summary of Significant Accounting Policies
Cash and Cash Equivalents—The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.
Concentration of Credit Risk—Financial instruments that subject the Company to credit risk consist of cash equivalents.
The Company’s policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market funds that are exposed to minimal interest rate and credit risk. The Company has bank deposits that exceed federally insured limits.
Inventories—Inventories consist primarily of food and beverage, retail merchandise and operating supplies and are stated at the lower of cost and net realizable value. Cost is determined using the average cost method.
Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of net income.

Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 – 15 years
Buildings and improvements	5 – 40 years
Furniture, fixtures, and equipment	3 – 7 years
The estimated useful lives are determined based on the nature of the assets as well as the Company’s current operating strategy.
The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets. No impairment losses were recorded during the years ended June 30, 2019, 2018 and 2017.
Other Intangible Assets—At June 30, 2019, 2018 and 2017, the Company had $25.0 million in other intangible assets on its balance sheets, resulting from the one-time privilege fee paid to the Kansas Lottery in conjunction with its management contract.
In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, the Company considers its management contract as an indefinite-lived intangible asset that does not require amortization based on the Company’s future expectations to operate the facility indefinitely, as the renewal of the management contract with the Kansas Lottery is assumed to be perfunctory. Rather, this intangible asset is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the recorded asset to its carrying amount.
The Company completed its impairment test as of June 30, 2019 and determined that the fair value of the indefinite-lived intangible asset exceeded the carrying value, thus no impairment was recorded. No impairments have been recorded in any prior years.
Income Taxes—Since the Company is taxed as a partnership, it is not subject to federal or state income tax. Taxable income is reported and the resultant tax liabilities, if any, are paid by the individual members. Consequently, no federal or state income taxes have been provided in the accompanying financial statements.
Revenue Recognition—The Company’s revenue from contracts with customers consists of gaming wagers, mainly shot machine wagers as well as, to a lesser extent, table game and poker wagers, food and beverage transactions, ATM and cash advance transactions and retail transactions.
On July 1, 2018, the Company adopted Financial Accounting Standards Board (the “FASB”) Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No. 2014-09”), and all related amendments, which introduced a new revenue standard, ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606” or the “new revenue standard”). As described subsequently (refer to “New Accounting Pronouncements Implemented”) the adoption of ASC 606 principally affects the presentation of promotional allowances and the measurement of the liability associated with our customer loyalty programs. We adopted ASC 606 using a modified retrospective approach, which did not require us to retrospectively restate prior year amounts. Refer to “New Accounting Pronouncements Implemented” for the current year impacts of adopting the new revenue standard on our financial statements.
The transaction price for a gaming wagering contract is the difference between gaming wins and losses, not the total amount wagered. The transaction price for food and beverage, retail and other contracts is the net amount collected from the customer for such goods and services. Sales tax and other taxes collected on behalf of governmental authorities are accounted for on the net basis and are not included in revenues or expenses.
Gaming revenue contracts involve two performance obligations for those customers earning points under the Company’s loyalty reward programs and a single performance obligation for customers that do not participate in the programs. The Company applies a practical expedient by accounting for its gaming contracts on a portfolio basis as such wagers have similar characteristics and the Company reasonably expects the effects on its financial statements of applying the revenue recognition guidance to the portfolio to not differ materially from that which would result if applying the guidance to an individual wagering contract. For purposes of allocating the transaction price in a wagering contract between the wagering performance obligation and the obligation associated with the loyalty points earned, the Company allocates an amount to the loyalty point contract liability based on the stand-alone selling price of the points earned, which is determined by the value of a point that can be redeemed for slot play and complimentaries such as food and beverage at our restaurants and products offered at our retail stores, less estimated breakage. The allocated revenue for gaming wagers is recognized when the wagering occurs as all such wagers settle immediately. The loyalty reward contract liability amount is deferred and recognized as revenue when the customer redeems the loyalty points for slot play and complimentaries and such goods and services are delivered to the customer.
Food and beverage, retail and other services have been determined to be separate, standalone performance obligations and the transaction price for such contracts is recorded as revenue as the good or service is transferred to the customer.
Complimentaries Associated Gaming Contracts
Food and beverage and other services furnished to patrons for free as an inducement to gamble or through the redemption of our customers’ loyalty points are recorded as food and beverage and other revenues, at their estimated standalone selling prices with an offset recorded as a reduction to gaming revenues. The cost of providing complimentary goods and services to patrons for free as an inducement to gamble as well as for the fulfillment of our loyalty point obligation is included in food, beverage and other expenses. Revenues recorded to food and beverage and other and offset to gaming revenues for the year ended June 30, 2019 were as follows:

Year Ended June 30,
(In thousands)	2019
Food and beverage	$4,406
Other	238
Total complimentaries associated with gaming contracts	$4,644
Revenue Disaggregation
The following table details the components of food, beverage and other revenue included in the statements of operations in addition to gaming revenue:

	Year Ended June 30,
(In thousands)	2019	2018	2017
Gaming revenue	$145,750	$148,713	$144,394

Food and beverage	10,039	10,307	10,288
ATM and cash advance commissions	3,045	3,022	2,872
Retail and other	324	685	714
Total food, beverage and other revenue	13,408	14,014	13,874

Total revenue	159,158	162,727	158,268

Less promotional allowances	—	(5,369)	(5,326)
Net revenue	$159,158	$157,358	$152,942
Gaming Taxes—Upon the opening of the facility, the Company was required to pay monthly assessments equal to 1% of the Company’s gaming revenues after all related prizes are paid and excluding promotional credits to the Unified Government of Wyandotte County. As of June 30, 2019, 2018 and 2017, the Company had accrued $0.9 million, within accrued expenses within the balance sheet. During the years ended June 30, 2019, 2018 and 2017, the Company recognized $1.5 million, $1.5 million, and $1.4 million, respectively, of expense associated with these assessments, which is recorded within gaming expense on the accompanying statements of operations.

Pursuant to the management contract with the Kansas Lottery, the Company earns 73% of gaming revenues (after all related prizes are paid and excluding promotional credits) up to $350.0 million per year; 70% on amounts above $350.0 million up to $400.0 million; and 67% on amounts above $400.0 million. The Kansas Lottery remits the Company’s fees from the management contract on a weekly basis, in arrears, based on gaming revenues for the previous week. The Company had a receivable of $2.5 million, $2.1 million and $1.8 million on its balance sheets as of June 30, 2019, 2018 and 2017, respectively, related to amounts due from the Kansas Lottery. Additionally, the Company recognized gaming tax expense of $40.7 million, $40.2 million and $39.0 million for the years ended June 30, 2019, 2018 and 2017, respectively, related to the management contract with the Kansas Lottery, which was recorded within gaming expense on the accompanying statements of operations.
Pursuant to the Development Agreement between the Company and the Unified Government of Wyandotte County, the Company was to develop a hotel of at least 250 rooms prior to February 3, 2014 or incur a penalty of 1% of gaming revenues. As of June 30, 2019, the Company has not constructed a hotel. For each of the years ended June 30, 2019, 2018 and 2017, the Company has incurred and paid a penalty equal to $1.5 million, $1.5 million and $1.4 million, respectively, which is recorded within general administration expense on the accompanying statements of operations.
Liability for Unredeemed Player Points—The Company offers promotional programs for slot play and, to a lesser extent, table games play.
The Company’s loyalty reward program allows members to utilize their reward membership cards to earn loyalty points that are redeemable for slot play and complimentaries, such as food and beverage at our restaurants and products offered at our retail stores. The Company accounts for the loyalty credit obligation utilizing a deferred revenue model, which defers revenue at the point in time when the loyalty points are earned by our customers. Revenue associated with the loyalty credit obligation is subsequently recognized into revenue when the loyalty points are redeemed by our customers. The deferred revenue liability is based on the estimated standalone selling price of the loyalty points earned after factoring in the likelihood of redemption.
The Company’s loyalty credit obligation, which is included in “Accrued players club” within our balance sheet, was $2.1 million as of June 30, 2019 compared to $2.1 million upon the adoption of the new revenue standard on July 1, 2018. Our loyalty credit obligations are generally settled within six months of issuance.
Self-Insurance Reserves—The Company has financial exposure for portions of the Company’s employee benefits programs and legal liability reserves. The Company accrues for liabilities based on filed claims and estimates of claims incurred but not reported. As of June 30, 2019, 2018 and 2017, the Company has accrued $0.6 million, $0.8 million and $1.2 million, respectively.
Fair Value of Financial Instruments—The fair value of the Company’s cash and cash equivalents approximates the carrying value of the Company’s cash and cash equivalents, due to the short maturity of the cash equivalents.
Advertising Costs—Advertising costs are expensed as incurred. For the years ended June 30, 2019, 2018 and 2017, advertising costs incurred by the Company totaled $2.3 million, $2.7 million and $2.8 million, respectively, and are included in gaming expense on the accompanying statements of operations.
Sponsorship Agreement—In February 2011, a sponsorship agreement was entered into between the Company and Kansas Speedway Corporation (the “Sponsorship Agreement”) that will remain in effect until November 1, 2021. Under the Sponsorship Agreement, the Company acquired exclusive title sponsorship rights to the NASCAR Sprint Cup Series race scheduled to be conducted at the Kansas Speedway racetrack facility beginning in 2011 through November 1, 2021, as well as other promotional rights and opportunities. The Company is required to pay $2.0 million per year (subject to annual increases based on the lesser of 3% a year or the consumer price index for the Kansas City Metropolitan area) to Kansas Speedway Corporation over the life of the Sponsorship Agreement. During the years ended June 30, 2019, 2018 and 2017, the Company recognized $2.2 million, $2.1 million and $2.1 million, respectively, as gaming expense on the statements of operations. As of June 30, 2019, 2018 and 2017, $1.1 million, $1.1 million and $1.0 million, respectively, is recorded in prepaid expenses on the accompanying balance sheets related to the Sponsorship Agreement.
Certain Risks and Uncertainties—The Company’s operations are dependent on its continued licensing by the Kansas Racing and Gaming Commission. The loss of a license would have a material adverse effect on future results of operations. The gaming license is renewed every two years. If additional licenses are awarded in the Company’s market, the Company’s results of operations could be adversely affected.
The Company is also dependent upon a stable gaming tax structure in Kansas. Any change in the tax structure could have a material adverse effect on future results of operations.

The Company is dependent on the local market for a significant number of its patrons and revenues. If economic conditions in this area deteriorate, the Company’s results of operations could be adversely affected.
New Accounting Pronouncements Implemented—On July 1, 2018 we adopted ASC 606 for all contracts using the modified retrospective method. As part of the adoption, the Company utilized a practical expedient that permits the evaluation of incomplete contracts (such as our loyalty point obligations) as completed contracts. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The adoption of the new revenue standard did not have a material effect on net income for the year ended June 30, 2019 and the Company does not expect it to have a material impact on a continuing basis.
In accordance with the new revenue standard requirement, the disclosure of the impact of adoption on our statement of operations and balance sheet as of and for the year ended June 30, 2019 is as follows:

	For the year ended June 30, 2019
	Impacts of:
(In thousands)	As reported	Loyalty Points (1)	Promotional Allowances (2)	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Revenues:
Gaming	$145,750	$(90)	$4,644	$150,304	$(4,554)
Food, beverage and other	13,408	32	545	13,985	(577)
	159,158	(58)	5,189	164,289	(5,131)
Less: Promotional allowances	—	—	(5,189)	(5,189)	5,189
Revenues	159,158	(58)	—	159,100	58

Operating expenses
Gaming	60,843	(297)	—	60,546	297
Food, beverage and other	11,293	—	—	11,293	—
General and administrative	27,934	—	—	27,934	—
Depreciation	8,966	—	—	8,966	—
Total operating expenses	109,036	(297)	—	108,739	297

Net income (loss)	$50,122	$239	$—	$50,361	$(239)

(1)
As discussed above, the Company’s loyalty reward programs allow members to utilize their reward membership cards to earn loyalty points that are redeemable for slot play and complimentaries. Under the new revenue standard, the Company is required to utilize a deferred revenue model, which defers revenue at the point in time when the loyalty points are earned by our customers and recognize revenue when the loyalty points are redeemed at the estimated standalone selling price. Prior to the adoption of the new revenue standard, the estimated liability for unredeemed points was accrued and recorded to gaming expense based on expected redemption rates and the estimated cost of the goods and services to be provided.

(2)
Under ASC 606, the Company is no longer permitted to report revenue for goods and services provided to customers (i) for free as an inducement to gamble or (ii) on a discretionary basis outside of gaming play (i.e., customer appeasements) as gross revenue with a corresponding reduction in promotional allowances to arrive at net revenues. The new revenue standard requires complimentaries related to an inducement to gamble to be recorded as a reduction to gaming revenues and discretionary complimentaries provided outside of gaming play to be recorded as a reduction to food, beverage and other revenues. As such, promotional allowances provided to customers (i) as an inducement to gamble or (ii) on a discretionary basis outside of gaming play are no longer netted within our statements of operations. In addition, ASC 606 changed the accounting for promotional allowances with respect to non-discretionary complimentaries (i.e., a customer’s redemption of loyalty points). Under the new revenue standard, the Company is no longer permitted to report revenue for goods and services provided to a customer resulting from loyalty point redemptions with a corresponding reduction in promotional allowances to arrive at net revenue. Instead, ASC 606 requires the utilization of a deferred revenue model in which previously deferred revenue is recognized as revenue when the loyalty points are redeemed. As such, promotional allowances related to a customer’s redemption of loyalty points is no longer netted within our statements of operations.

(In thousands)	As Reported as of June 30, 2019	Balances Without the Adoption of ASC 606	Effect of Change Higher/(Lower)
Balance Sheet
Current liabilities - Accrued Expenses	$7,259	$6,296	$963
Stockholders' equity - Accumulated deficit	$(137,803)	$(136,840)	$(963)
The cumulative effect of the changes made to our consolidated July 1, 2018 balance sheet for the adoption of ASC 606 was as follows:

(In thousands)	As Reported as of June 30, 2018	Adjustment due to ASC 606	Balance as of July 1, 2018
Balance Sheet
Current liabilities - Accrued Expenses	$6,801	$609	$7,410
Stockholders' equity - Accumulated deficit	$133,016	$609	$133,625
New Accounting Pronouncements to be Implemented—In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”), which supersedes leases accounting as contained within Accounting Standards Codification 840. The core principle of ASU No. 2016-02 is that a lessee should recognize on the balance sheet the lease assets and lease liabilities that arise from all lease arrangements with terms greater than 12 months. Recognition of these lease assets and lease liabilities represents a change from previous GAAP, which did not require lease assets and lease liabilities to be recognized for operating leases. Qualitative disclosures along with specific quantitative disclosures will be required to provide enough information to supplement the amounts recorded in the financial statements so that users can understand the nature of the Company’s leasing activities.
The provisions of ASU No. 2016-02 are effective are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted.
In July 2018, the FASB issued ASU No. 2018-11, “Leases - Targeted Improvements,” as an update to the previously-issued guidance. This update added a transition option which allows for the recognition of a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption without recasting the financial statements in periods prior to adoption. The Company plans to elect this transition option.
The Company will early adopt the provisions of ASU No. 2016-2 and ASU No. 2018-11 on July 1, 2019. We do not expect this standard to have a material impact on our financial statements and related disclosures. We are finalizing the impact of the standard to our accounting policies, processes, disclosures, and internal control over financial reporting.
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 amends the guidance on the impairment of financial instruments. This update adds an impairment model (known as the current expected credit losses model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes, as an allowance, its estimate of expected credit losses. In November 2018, ASU 2016-13 was amended by ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses.” ASU 2018-19 changes the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2020, with early adoption permitted. Further, the ASU clarifies that operating lease receivables are not within the scope of ASC Subtopic 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The Company has not yet determined the effect that ASU 2016-13 will have on its results operations, balance sheets or financial statement disclosures and will adopt the provisions of ASU 2016-13 as amended by ASU 2018-19 on July 1, 2021.

3. Property and Equipment
Property and equipment consists of the following:

	June 30
(In thousands)	2019	2018	2017
Land and improvements	$36,730	$36,733	$36,678
Building and improvements	153,086	153,140	153,145
Furniture, fixtures, and equipment	70,305	69,239	68,190
Construction in progress	650	661	225
Total property and equipment	260,771	259,773	258,238
Accumulated depreciation	(131,615)	(123,094)	(113,243)
Property and equipment, net	$129,156	$136,679	$144,995
Depreciation expense of $9.0 million, $10.3 million and $16.8 million was recorded for the years ended June 30, 2019, 2018 and 2017, respectively.
4. Commitments and Contingencies
In February 2011, the Company entered into the Sponsorship Agreement in which the Company is required to pay $2.0 million per year during every year of the term to escalate at the lesser of the consumer price index for the Kansas City metropolitan area or 3% per year. See Note 2 for further details.

The Company has numerous operating leases for assets including a building, slot machines, table games, and equipment. Total rental expense under these agreements for the years ended June 30, 2019, 2018 and 2017 was $1.5 million, $1.7 million and $1.7 million, respectively, and is included primarily in gaming expense in the accompanying statements of operations. The future minimum lease commitments relating to the base lease rent portion of noncancelable operating leases at June 30, 2019, are as follows (in thousands):

2020	$40
2021	23
2022	19
Total	$82
The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the ordinary course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.
Legal proceedings could result in costs, settlements, damages, or rulings that materially impact the Company’s financial condition or operating results. The Company believes that it has meritorious defenses, claims and/or counter-claims with respect to these proceedings, and intends to vigorously defend itself or pursue its claims.
5. Related-Party Transactions
In February 2011, the Company entered into the Sponsorship Agreement between the Company and Kansas Speedway Corporation (KSC), the parent of Kansas Speedway Development Corporation (KSDC). See Note 2 for further details.

The Company entered into a Management Services Agreement (the “Agreement”) with PHK in December 2011. The Agreement provides that the day-to-day operations of the casino facility will be managed by PHK subject to the terms of limited liability company agreement which requires that certain major actions be agreed upon jointly by the two members. The Agreement further provides that various services will be performed by PHK for the Company such as pre-opening plans, hiring and employment of personnel, establishment of operating policies and procedures (including the establishment of internal controls and risk management policies), and training of personnel. PHK is not entitled to any management fees in connection with the Agreement but may be reimbursed for expenses incurred in carrying out its obligations under the Agreement as well as reimbursements of third-party expenses that were incurred in connection with their responsibilities under the Agreement. The results of the Company’s operations could be materially different without the management services obtained from PHK under the Agreement.

The Company reimbursed PHK, Penn, and certain Penn subsidiaries $34.2 million, $30.2 million, and $29.4 million for the years ended June 30, 2019, 2018 and 2017, respectively, for payroll and benefit costs for the workforce employed at the casino facility by a subsidiary of Penn. In addition, the Company reimbursed Penn for costs other than payroll and benefits costs of $3.2 million, $4.1 million and $3.1 million for the years ended June 30, 2019, 2018 and 2017, respectively. At June 30, 2019, 2018 and 2017, the Company owed PHK, Penn, and subsidiaries of Penn $3.3 million, $3.8 million and $2.9 million, respectively, primarily related to payroll and benefits. These amounts are included in accounts payable in the accompanying balance sheets.
6. Subsequent Events
The Company evaluated all subsequent events through February 27, 2020 which is the date that the financial statements were available to be re-issued.
In September 2019, the Company agreed to a settlement of property tax appeals for the 2016, 2017, 2018 and 2019 calendar year property tax assessments with the Unified Government of Wyandotte (the County). The County agreed to reduce the assessed property valuations for tax years 2015 - 2018, resulting in a $5.7 million refund due to the Company on previously paid taxes. The Company will be able to realize the refund due in the form of a credit of $1.4 million per year against tax payments due for each of the tax years 2019, 2020, 2021, and 2022. In addition, the settlement agreement provided for a valuation formula, based on total net revenues for the previous year, to be utilized to determine the fair market value of the applicable property and thus be utilized to determine the property tax due for tax years 2019 - 2022.
The Company recorded a $5.7 million reduction to General Administration expenses and an equivalent prepaid property tax as of September 30, 2019 for the 2015-2018 refund due. Additionally, a $1.7 million reduction to General Administration expenses was recorded in respect of the overaccrued property taxes for January - August 2019, of which $1.3M relates to the year ended June 30, 2019.